UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _One)*

Pacific Sands Inc
(Name of Issuer)

(Title of Class of Securities)

Common stock par value .001

694944109
(CUSIP Number)

Robert Middleton, 535 Roberts Rd, Winthrop Harbor, Il 60095 847-246-3498
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 25, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 694944109	13D	Page 2 of 4 Pages

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robert Middleton
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) X
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)
Personal funds
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	US CITIZENSHIP OR PLACE OF ORGANIZATION

US
SOLE VOTING POWER

8,224,524
NUMBER OF	8.	SHARED VOTING POWER
SHARES
BENEFICIALLY	None
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH
PERSON WITH	8,224,524
10.	SHARED DISPOSITIVE POWER

None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,224,524
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.1%
14.	TYPE OF REPORTING PERSON (see instructions)

Individual

CUSIP No. 694944109	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.
Common stock .001 par value
Pacific Sands, Inc

Item 2. Identity and Background.

Item 3. Source or Amount of Funds or Other Consideration.
Personal Funds

Item 4. Purpose of Transaction.
Investment

Item 5. Interest in Securities of the Issuer.
11.1%

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
$120,000 outstanding principal amount of term loan to issuer

Item 7. Material to Be Filed as Exhibits.
None

CUSIP No. 694944109	13D	Page 4 of 4 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Robert Middleton
Robert Middleton